UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-2816
Methode Electronics, Inc. / The NASDAQ Stock Market LLC

Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
7401 West Wilson Avenue, Chicago, Illinois 60706-4548, (708) 867-6777

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $.50 per share;
Series A Junior Participating Preferred Stock Purchase Rights, par value $100.00 per share

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Methode Electronics, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 as accommodated by The NASDAQ Stock Market LLC and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 16, 2007	By	/s/ Douglas A. Koman	Chief Financial Officer

Date		Name	Title
This voluntary delisting is a result of Methode Electronics, Inc.’s pending move to the New York Stock Exchange, Inc. (“NYSE”). Methode Electronics, Inc.’s first day of trading on NYSE will be Wednesday, October 17, 2007.